UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-148096

Tyco International
Retirement Savings and Investment Plan VI
(Exact name of registrant as specified in its charter)

Tyco International Management Company LLC
9 Roszel Road
Princeton, NJ 08540
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Plan Interest
(Title of each class of security covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)        ☐
Rule 12g-4(a)(2)        ☐
Rule 12h-3(b)(1)(i)    x
Rule 12h-3(b)(1)(ii)    ☐
Rule 15d-6        ☐

Approximate number of holders of record as of the certificate or notice date: 40

Pursuant to the requirements of the Securities Exchange Act of 1934 Tyco International Retirement and Investment Plan VI has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 24, 2013                    By:    /s/ John G. Nawrath
John G. Nawrath
Chairperson, Administrative Committee